Exhibit 23

Independent Auditor’s Consent

We consent to the use in this Form 8-K/A of Investors Real Estate Trust (“IRET”) of our reports dated May 14, 2008, relating to the audited historical summaries of gross income and direct operating expenses of Urbandale 3900 106th Street for the year ended December 31, 2006, of Intertech Building for the years ended December 31, 2005, 2006 and 2007, and of Edgewood Vista East Grand Forks, Edgewood Vista Billings, Edgewood Vista Sioux Falls, Minneapolis 701 25th Avenue Medical, Edgewood Vista Belgrade, Edgewood Vista Columbus, Edgewood Vista Grand Island, Edgewood Vista Norfolk and Edgewood Vista Fargo for the year ended December 31, 2007.

Brady, Martz, and Associates, P.C.
Minot, North Dakota, USA
May 14, 2008